UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

 CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
          SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                       Commission file number 333-94523-02

                           DVI Receivables XI, L.L.C.
             (Exact name of registrant as specified in its charter)


             29 Daley Circle, Marlborough, MA 01752, (508) 460-1585 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                       Not applicable for this Registrant.
            (Title of each class of securities covered by this Form)

                       Not applicable for this Registrant.
   (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

    Rule 12g-4 (a) (1) (i)   |_|                Rule 12h-3 (b) (1) (i)   |_|
    Rule 12g-4 (a) (1) (ii)  |_|                Rule 12h-3 (b) (1) (ii)  |_|
    Rule 12g-4 (a) (2) (i)   |_|                Rule 12h-3 (b) (2) (i)   |_|
    Rule 12g-4 (a) (2) (ii)  |_|                Rule 12h-3 (b) (1) (ii)  |_|
                                                Rule 15(d)               |X|(1)

----------
(1) Reference is made to the following: (i) DVI Receivables XI, L.L.C. Form 10-K for the fiscal year ending June 30, 2004, in which the issuer addressed the petition for reorganization under chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware, located in Wilmington, Delaware, filed by DVI, Inc. ("DVI"), DVI Business Credit Corporation (DVIBC") and DVI Financial Services, Inc., the former servicer of the issuer ("DVIFS" and together with DVI and DVIBC, the "Debtors"), and the effect of the Debtors' bankruptcy filing on the issuer particularly with respect to the issuer's ability to file all reports required by Section 13(a); and (ii) DVI Receivables XI, L.L.C. Form 8-K, dated February 24, 2004, in which the Settlement Agreement among DVIFS, Lyon Financial Services d/b/a US Bancorp Portfolio Services, U.S. Bank National Association, the Ad Hoc Committee of Securitization Noteholders and other parties to settle outstanding issues and claims, was addressed as it applies to the issuer.

                                   Rule 15d-6

Approximate number of holders of record as of the certification or notice date:
25

Pursuant to the requirements of the Securities Exchange Act of 1934 DVI Receivables XI, L.L.C. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                                DVI Receivables XI, L.L.C.
                                                By DVI Receivables Corp. VIII,
                                                its Managing Member


Dated: June 24, 2005                            By: /s/ Dennis Buckley
                                                    ----------------------------
                                                    Dennis Buckley
                                                    Vice President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be type or printed under the signature.


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